AP 4/29

08031454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AxcessNet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cranberry Hill, Ste 6
(No. and Street)

Lexington (City) MA (State) 02421 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eyal Shavit (781) 674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
(Name – *if individual, state last, first, middle name*)

306 Main Street, Suite 400 (Address) Worcester (City) MA (State) 01608 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eyal Shavit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AxcessNet, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE A. KLAGES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 5, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

April 10, 2008

FINRA
Attn: Frank T. Kotopoulos
Boston District Office
99 High Street
Boston, MA 02110

Dear Mr. Kotopoulos:

We, Greenberg, Rosenblatt, Kull & Bitsoli, PC, auditors for AxcessNet, LLC, did not find any material differences between our December 31, 2007 audited computation of Net Capital and the corresponding Unaudited Part IIA Computation of Net Capital submitted by AxcessNet, LLC on their fourth quarter Focus Report. We have included a new Facing Page and Oath of Affirmation, as requested.

Sincerely,

Greenberg, Rosenblatt, Kull & Bitsoli, PC

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

K:\clients\Axcessnet LLC\2007\FINRA.doc

FINRA

Financial Industry Regulatory Authority

April 8, 2008

BY CERTIFIED MAIL 7004 2890 0004 6309 0611

Mr. Eval Shavit
President
AxcessNet, LLC
One Cranberry Hill, Suite 6
Lexington, MA 02421

Dear Mr. Shavit:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 22, 2008**. Questions may be addressed to Kathryn Travers, Associate Principal Examiner at 617-532-3456.

Sincerely,

Frank T. Kotopoulos
Supervisor
FTK/cb
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew Caverly, Assistant Regional Director
Securities and Exchange Commission

END